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                                                                   Exhibit 4(ix)

                                                                       P-1205-98
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ROTH INDIVIDUAL RETIREMENT ANNUITY ENDORSEMENT

This Endorsement is attached to and made a part of the Annuity Contract (the {Contract") issued by Metropolitan Life Insurance Company (the {Company") to qualify the Contract as a Roth Individual Retirement Annuity (IRA) under Section 408A of the Internal Revenue Code (the {Code"), as the same may be amended or supplemented from time to time. All references to Code Sections are to those Sections as they may be amended and/or renumbered from time to time. If any provisions of the Contract conflict with this Endorsement, the provisions of this Endorsement will apply.

[_] Check here if this is a Roth Conversion IRA.

ARTICLE I - OWNERSHIP

The individual who participates in this Roth IRA (the {Owner") is the Owner of the Contract. The Contract is established for the exclusive benefit of the Owner and his or her Beneficiary. The Owner may exercise all rights under the Contract during his or her lifetime. The Owner's interest in the Contract is nonforfeitable and nontransferable. The Contract may not be sold, assigned, discounted or pledged as collateral or as security for the performance of an obligation or for any other purpose. Separate records will be maintained for the interest of each individual.

ARTICLE II - DEPOSIT LIMITS

The Company may accept deposits on behalf of the Owner for a tax year of the Owner. Deposits shall be in cash and shall not be fixed. If the Roth IRA is not designated as a Roth Conversion IRA, then except in the case of a rollover contribution described in Section 408A(e), the Company will accept deposits up to a maximum of $2,000 for any tax year of the Owner. If the Owner also maintains an IRA under Section 408(a) or 408(b) of the Internal Revenue Code, the maximum $2,000 premium to the Owner's Roth IRA under Section 408A is reduced by any contributions or premiums the Owner makes to his or her IRAs under Sections 408(a) and 408(b). The Owner's total annual contributions to all IRAs under Section 408(a), 408(b) and 408A cannot exceed the lesser of $2,000 or 100 percent of the Owner's compensation.

If this Roth IRA is designated as a Roth Conversion IRA, no deposits other than IRA conversion contributions made during the same tax year will be accepted.

No contributions will be accepted under either a SIMPLE plan or a SEP plan established by any employer pursuant to Code Sections 408(p) and 408(k) respectively. Transfer or rollover contributions may be made to this Roth IRA from the custodian, trustee or issuer of another Roth IRA and such other types of IRAs and plans as permitted by statute, regulation or other IRS pronouncement.

Any refund of premiums (other than those attributable to excess deposits) will be applied, before the close of the calendar year following the year of the refund, toward the payment of future premiums or the purchase of additional benefits.

ARTICLE III - DISTRIBUTION LIMITS

1. The Owner's interest in the Contract is not subject to the required distribution rules of Section 401(a)(9)(A), nor is the Contract subject to the incidental death benefit requirements of Section 401(a).

2. The Owner may elect, in a manner acceptable to the Company, to have the balance in the Contract distributed in one of the following forms:

          a.  a single sum payment;
          b.  equal or substantially equal payments over the life of the owner;
          c. equal or substantially equal payments over the lives of the Owner and his or her designated beneficiary;
          d. equal or substantially equal payments over a specified period that may not be longer than the Owner's life expectancy;
          e. equal or substantially equal payments over a specified period that may not be longer than the joint life and last survivor expectancy of the Owner and his or her designated beneficiary;
          f.  any other increments permitted under the Contract.
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3.   If the Owner dies before his or her entire interest is distributed to him or her and the Owner's surviving spouse is not the sole beneficiary, the entire remaining interest will, at the election of the Owner or, if the Owner has not so elected, at the election of the beneficiary or beneficiaries, either:

     a. Be distributed by December 31 of the year containing the fifth anniversary of the Owner's death, or
     b. Be distributed over the life expectancy of the designated beneficiary starting no later than December 31 of the year following the year of the Owner's death.

     If distributions do not begin by the date described in b., distribution method a. will apply.

4. In the case of distribution method 3.b. above, to determine the minimum annual payment for each year, divide the Owner's entire interest in the annuity as of the close of business on December 31 of the preceding year by the life expectancy of the designated beneficiary using the attained age of the designated beneficiary as of the beneficiary's birthday in the year distributions are required to commence and subtract 1 for each subsequent year.

5. If the Owner's spouse is the sole beneficiary on the Owner's date of death, he or she may treat the Roth IRA as his or her own Roth IRA and would not be subject to the required minimum distribution rules. The Owner's surviving spouse will also be entitled to such additional beneficiary payment options as are permitted under the law or related regulations.

     All distributions made pursuant to paragraphs 3, 4 and 5 of this Article III shall be made in accordance with the applicable requirements of Section 401(a)(9) of the Code and the regulations thereunder. Unless payments are being made in accordance with the five year rule described above, payments must be made in periodic payments at intervals of no longer than one year. If a beneficiary elects distribution in the form of annuity payments, the payments must be either nonincreasing or they may increase only as provided in Q&A F-3 of Section 1.401(a)(9)-1 of the Proposed Income Tax Regulations. For purposes of distributions beginning after the Owner's death, life expectancy is computed by use of the expected return multiples in Tables V and VI of Section 1.72-9 of the Income Tax Regulations.

ARTICLE IV - REPORTING

The Owner agrees to provide the Company with information necessary for the Company to prepare any report required under the Internal Revenue Code and Regulations including Section 408(i) and 408A(d)(3)(E) and Regulations Sections 1.408-5 and 1.408-6 and under guidance published by the Internal Revenue Service.

The Company shall furnish annual calendar year reports concerning the status of the annuity.

ARTICLE V - AMENDMENTS

Any amendment made for the purpose of complying with provisions of the Code and related regulations may be made without the consent of the Owner. The Owner will be deemed to have consented to any other amendment unless the Owner notifies the Company that he or she does not consent within 30 days from the date the Company mails the amendment to the Owner.
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ARTICLE VI - RESPONSIBILITY OF THE PARTIES

The Company shall not be responsible for any penalties, taxes, judgments or expenses incurred by the Owner in connection with this IRA and shall have no duty to determine whether any contributions to or distributions from this IRA comply with the Code, regulations or rulings.

Metropolitan Life Insurance Company
Administrative Office:
501 Boylston Street, Boston, Massachusetts

        ABCD                ABCD
      President          Secretary